InterCloud Systems, Inc.
331 Newman Springs Road
Building 1, Suite 104
Red Bank, New Jersey 07701

September 27, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:             Ms. Mara L. Ransom
Assistant Director

RE:	InterCloud Systems, Inc. (Formerly Genesis Group Holdings, Inc.) Amendment No. 8 to Registration Statement on Form S-1 Filed September 24, 2013 File No. 333-185293

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, InterCloud Systems, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m. EST on October 1, 2013, or as soon thereafter as practicable.

The Registrant acknowledges that:

(a)      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)      the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Mark Munro Mark Munro Chief Executive Officer